Registration No. 333-32664
                                  No. 811-09859

                       SECURITIES AND EXCHANGE COMMISSION

                               Washington DC 20549

                                   FORM N-8B-2

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                      WHICH IS CURRENTLY ISSUING SECURITIES
         PURSUANT TO SECTION 8(B) OF THE INVESTMENT COMPANY ACT OF 1940

               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-4
                         (Name of Unit Investment Trust)

                 1150 South Olive Street, Los Angeles, CA 90015

                   (Address of Principal Office of Registrant)

Issuer of flexible premium joint and last survivor variable life insurance policies.

                             Dated October 11, 2000

I        I.       ORGANIZATION AND GENERAL INFORMATION

          1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

                           The trust is the Transamerica Occidental Life Separate Account VUL-4 (the "Separate Account"). The Separate Account is a separate investment account of Transamerica Occidental Life Insurance Company (the "Company") and has no employer identification number.

               (b) Furnish title of each class or series of securities issued by the trust.

                    The securities are flexible premium joint and last survivor variable life insurance policies (the "Policy(ies)").

          2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                    Transamerica Occidental Life Insurance Company, 1150 South Olive Street, Los Angeles, California 90015 FEIN: 95-1060502

         3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                    The Company will hold, in its own custody, all of the securities.

         4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                  Distribution of the Policies has not yet commenced. When distribution commences, the principal underwriter will be:

                    Transamerica Securities Sales Corporation, 1150 South Olive Street, Los Angeles, California 90015 FEIN: 95-4044525

          5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  California.

          6. (a) Furnish the dates of execution and termination of agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                           The Separate Account was established under California
                           law  pursuant  to  a  resolution   of  the  Board  of
                           Directors of the Company on June 11, 1996.

                  (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                           None.

         7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  The name of the Separate Account has never been changed.

         8.       State the date on which the fiscal year of the trust ends.

                  December 31.

         Material Litigation

          9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceedings which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                  There are no current or pending legal or administrative proceedings to which Separate Account, the Company, or principal underwriter, Transamerica Securities Sales Corporation, is a party, which are material with respect to the security holders of the Separate Account.

II.      GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

                  Except for terms defined in this Form N-8B-2, terms used in this Form N-8B-2 have the same meaning as such terms are defined in the prospectus (the "Prospectus") filed with the Securities and Exchange Commission ("SEC") on October 5, 2000 by Transamerica Occidental Life Separate Account as part of a Registration Statement, as amended from time to time, on Form S-6 under the Securities Act of 1933 (the "Registration Statement"), describing the Policies.

                    General Information Concerning the Securities of the Trust and the Rights of Holders.

          10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust.

          (a)  Whether the securities are of the registered or bearer type.

                           The Policies are flexible premium joint and last survivor variable life insurance policies and, as such, are "registered" in the name of the owners of a Policy (the "Owner") and the records concerning the Owner are maintained by or on behalf of the Company.

                  (b) Whether the securities are of the cumulative or distributive type.

                    The Policies are of the cumulative type, providing for no distribution of income, dividends or capital gains except in connection with a voluntary surrender or partial surrender or withdrawal of Accumulation Value by an Owner, or in connection with the payment of death benefits.

                    (c) The rights of security holders with respect to partial withdrawal or redemption.

                           A Policy may be surrendered at any time, subject to the possible imposition of a surrender charge at any time after the free look period, the Owner may surrender a portion of the Policy's cash value. See
                           Item 13(a) "Surrender Charge" and Item 17(a) "Surrender."

                           Surrender Penalty free withdrawals in a minimum amount of $100 may be made from the Accumulation Value at any time after the first Policy year.

                    (d)  The  rights  of  security   holders   with  respect  to
                         conversion, transfer, partial-redemption, and similar matters.

                           TRANSFER - The Policies permit payments to be allocated either to the Fixed Account, which is part of the Company's General Account, or to the sub-accounts of the Separate Account. Each sub-account invests exclusively in a corresponding mutual fund investment portfolio ("portfolio"). Subject to the consent of the Company, the Owner may transfer amounts among all of the sub-accounts and between the sub-accounts and the Fixed Account, subject to certain restrictions.

                           CONVERSION PRIVILEGE - During the 20 Policy years but before the policy anniversary nearest age 95,, subject to certain restrictions, the Owner may convert the Policy to a fixed Policy by transferring all Accumulation Value in the sub-accounts to the Fixed Account and by simultaneously changing the allocation of future payments to the Fixed Account.

                           FREE LOOK PRIVILEGE -
                           The Policy provides for a free look period under the Right to Cancel provision. The Owner has the right to examine and cancel the Policy by returning it to us or to one of our representatives on or before the tenth day (or such later date as required in by state law) after receiving the Policy.

                           If the Policy provides for a full refund under its "Right to Cancel" provision as required by state law, the refund will be the entire payment. If the Policy does not provide for a full refund, the refund amount will be (1) amounts allocated to the Fixed Account; PLUS, (2) the Accumulation Value in the sub-accounts; PLUS, (3) all fees, charges and taxes which have been imposed.

                           We may delay a refund of any payment made by check until the check has cleared the Owner's bank. The refund will be determined as of the Valuation Date that the Policy is received by us.

                           The Owner may make surrenders and partial withdrawals as described in Items 10(c), 13(a) and 17(a).

                  (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreements with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                           POLICY LAPSE AND REINSTATEMENT -The Policy will lapse if, on a monthly processing date, the surrender value is less than the monthly deductions due. If the Policy lapses, you will have a 60-day grace period in which to pay required premium. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value.

                           If the outstanding loan at any time exceeds the Accumulation Value minus the surrender charges, the outstanding loan will be in default. If the outstanding loan goes into default, you will have a 60-day grace period in which to pay back the excess outstanding loan. If you do not pay back the excess outstanding loan by the end of the grace period, the loan will be foreclosed and the Policy will terminate without value.

                           Within limits and provided it was not surrendered, the Policy may be reinstated within three years from the date of default if it lapses or the outstanding loan is foreclosed.

                           An endorsement to modify grace period may be added at policy issue if death benefit option 1 is selected. While there is no additional charge for this endorsement, Select Monthly Premiums must be paid to maintain benefits of endorsement. These benefits are that the grace period will be modified so that the base policy and endorsement will remain in effect. The endorsement will not prevent policy from entering grace period during first five years due to failure to meet required premium payments.

(f) The substance of the provisions of any indenture or agreements with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                           We are the legal owner of all portfolio shares held in the Separate Account and each sub-account. As the owner, we have the right to vote at a portfolio's shareholder meetings. However, to the extent required by federal securities laws and regulations, we will vote portfolio shares that each sub-account holds according to instructions received from Owners with Accumulation Value in the sub-account. If any federal securities laws or regulations or their interpretation change to permit us to vote shares in our own right, we reserve the right to do so, whether or not the shares relate to the Policies.

                           We will provide each person having a voting interest in a portfolio with proxy materials and voting instructions. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the Separate Account that do not relate to the Policies.

                           We will compute the number of votes that a Owner has the right to instruct on the record date established for the portfolio. This number is the quotient of (1) each Owner's Accumulation Value in the sub-account; divided by (2) the net asset value of one share in the portfolio in which the assets of the sub-account are invested.

                           We may disregard voting instructions Owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the portfolios. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Owners.

                    (g) Whether security holders must be given notice of any changes in:

                           (1)      the composition of the assets of the trust.

                                    We  reserve  the right,  subject to law,  to
                                    make  additions  to,   deletions   from,  or
                                    substitutions for the shares that are held in the sub-accounts. We may redeem the shares of a portfolio and substitute shares of another registered open-end management company, if (1) the shares of the portfolio are no longer available for investment; or
                                    (2) in our judgment further investment in the portfolio would be improper based on the purposes of the Separate Account or the affected sub-account.

                                    Where the 1940 Act or other law requires, we will not substitute any shares respecting a Policy interest in a sub-account without notice to Owners and prior approval of the SEC and state insurance authorities. The Separate Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Owner's request.

                                    We reserve the right to establish additional sub-accounts funded by a new portfolio or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

                                    Shares of the portfolios are issued to other
                                    separate  accounts of  Transamerica  and its
                                    affiliates   that  fund   variable   annuity
                                    policies and that fund other  variable  life
                                    policies  ("mixed  funding").  Shares of the
                                    portfolios   are   also   issued   to  other
                                    unaffiliated  insurance  companies  ("shared
                                    funding").  It is  conceivable  that  in the
                                    future such mixed funding or shared  funding
                                    may be  disadvantageous  for  variable  life
                                    contract  and  policy   owners  or  variable
                                    annuity policy owners. Transamerica does not
                                    believe  that  mixed  funding  is  currently
                                    disadvantageous   to  either  variable  life
                                    insurance  contract  and  policy  owners  or
                                    variable annuity policy owners. Transamerica
                                    will monitor events to identify any material
                                    conflicts among Policy and Owners because of
                                    mixed  funding.  If  Transamerica  concludes
                                    that   separate    portfolios    should   be
                                    established for variable life and variable annuity separate accounts, or for separate variable life separate accounts, we will bear the expenses.

                                    We  may  change  the  Policy  to  reflect  a
                                    substitution or other change and will notify
                                    Owners  of  the   change.   Subject  to  any
                                    approvals the law may require,  the Separate
                                    Account  or  any  sub-accounts  may  be  (1)
                                    operated as a management company under the 1940 Act; (2) deregistered under the 1940 Act if registration is no longer required; or (3) combined with other sub-accounts or our other separate accounts.

                    (2) the terms and conditions of the securities issued by the trust.

                                    No change in the terms and conditions of the Policies that affect the Owner's rights will be made without notice to Owners to the extent required by law.

                    (3) the provisions of any indenture or agreement of the trust.

                                    No  notice  to or  consent  from  Owners  is
                                    required  for any  change  in the  Company's
                                    resolution    establishing    the   Separate
                                    Account.

                    (4)  the identity of the depositor, trustee or custodian.

                    The depositor of the Separate Account cannot be changed.

                    The Separate Account has no Trustees.

                    Notice to Owners need not be given for the custodian to be changed.

                    (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                           (1)      the composition of the assets of the trust.

                                    The  Policies do not require  consent of the
                                    Owners   when   changing   the    underlying
                                    securities of the Separate Account, except as may be required by currently applicable law or regulation.

                    (2) the terms and conditions of the securities issued by the trust.

                                    Except as appropriate to comply with federal or state law or regulation the terms and conditions of a Policy cannot be changed without the consent of the Owner.

                    (3) the provisions of any indenture or agreement of the trust.

                                    No consent is required.

                    (4)  the identity of the depositor, trustee or custodian.

                    The depositor of the Separate Account cannot be changed.

                    The Separate Account has no Trustees and no custodian.

                  (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                           (1)      Payments - See Items 14 and 15.

                           (2) DEATH BENEFIT - If the Policy is in force on the Insured's death, we will, with due proof of death of the Survivor (the second-to-die of the two insureds), pay the net death benefit to the named beneficiary. As this is a Second-to-Die Policy, the net death benefit is payable on the death of the last surviving Insured. There is no death benefit payable on the death of the first Insured to die. We will normally pay the net death benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of net death benefits. The beneficiary may receive the net death benefit in a lump sum or under a payment option, unless the payment option has been restricted by the Owner.

                           Death Benefit Options

                           There are three death benefit options available under the policy before the policy anniversary nearest exact age 100. You choose the desired option in the application. By company practice, you may change the option once per policy year after the first policy year by written request. Changes in the death benefit option:

                    o will be effective on the policy anniversary following the date we approve the change;

                    o may not increase the net amount at risk, unless we approve the increase based on evidence of insurability of the joint insureds provided to us;

                    o will incur applicable surrender penalties if the change in option results in a decrease in the face amount; and


                    o may result in changes in the monthly deductions, including the monthly deduction rates.

                           Before the policy anniversary nearest exact age 100, the death benefit will be as follows:

                    For Option 1 (level option), the death benefit is the greatest of:

                    a) the total face amount of the base policy on the date of the survivor's death;

                    b) the death benefit factor multiplied by the accumulation value of the base policy on the date of the survivor's death; or

                    c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

                    For Option 2 (plus option), the death benefit is the greatest of:

                    a) the total face amount of the base policy on the date of the survivor's death, plus the accumulation value of the base policy on the date of the survivor's death;

                    b) the death benefit factor multiplied by the accumulation value of the base policy on the date of the survivor's death; or

                    c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

                    For Option 3 (plus premium option), the death benefit is the greatest of:

                    a) the total face amount of the base policy on the date of the survivor's death, plus the excess, if any, of all gross premiums paid for the base policy as of the date of the survivor's death, minus any partial surrenders, proportionate surrender penalties, surrender penalty free withdrawals and premium refunds;

                    b) the death benefit factor multiplied by the accumulation value of the base policy on the date of the survivor's death; or

                    c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702. Beginning with the policy anniversary nearest exact age 100, the death benefit will be the greater of:

                    a) the death benefit factor multiplied by the accumulation value of the base policy as of the date of the survivor's death; or

                    b) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

                           If the Full Death Benefit Rider is in force on the policy anniversary nearest exact age 100, however, the death benefit beginning on that date will be the benefit as provided under the rider.

                           We will determine the accumulation value for the death benefit calculation using the prices calculated at the end of the valuation date on which the survivor died. If that date is not a valuation date, we use the prices calculated at the end of the next valuation date.

                           The death benefit options permit you to tailor your policy to your needs.

                           Option 1 may be the preferable option for you if:

                    o you want a specified death benefit amount (the face amount of the base policy), and

                    o    you want to minimize your monthly deduction costs.

                           Under Option 1, the accumulation value generally reduces the net amount of risk. Since monthly deductions for the cost of insurance are based on net amount of risk, Option 1 results in smaller monthly deductions for the same face amount of base policy coverage for the same joint insureds compared to Options 2 and 3.

                           Option 2 may be the preferable option for you if:

                    o you want a death benefit option which may increase over time; and

                    o you want the beneficiary to benefit from the potential investment growth of the policy as well as to receive the face amount of the policy.

                           Under Option 2, your death benefit is generally the sum of the face amount of the base policy coverage and the accumulation value. To the extent the accumulation value increases, your death benefit will also increase. Since the net amount of risk generally remains the face amount of the base coverage, however, the monthly deductions for the cost of insurance will generally be higher than they would be for the same joint insureds under either Option 1 or Option 3.

                           Option 3 may be the preferable option for you if:

                    o you want a death benefit option which may increase over time; and

                    o you want the death benefit potentially to return the premium outlay as well as the face amount.

                           Under Option 3, your death benefit will increase based on your cumulative premiums paid, subject to any amounts you withdraw. These increases are not subject to investment return fluctuations. Depending upon the growth of your accumulation value, the monthly deductions you pay for the cost of insurance for the base policy may be higher or lower than those you would pay under Option 2.

         Information Concerning the Securities Underlying the Trust's Securities

     11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

                  The Policies permit payments to be allocated either to the Fixed Account, which is part of the Company's General Account, or to the Separate Account. Nineteen investment divisions ("sub-accounts") are currently offered under the Policies. Each sub-account invests exclusively in a corresponding portfolio. The portfolios are open-end management investment companies or portfolios of series, open-end management companies. Each of the portfolios operates pursuant to different investment objectives, which are summarized below:

                  The Income & Growth Portfolio of The Alger American Fund seeks current income with long-term capital appreciation by investing in dividend-paying equity securities that also offer opportunities for capital appreciation.

                  The Growth and Income Portfolio - Class B of the Alliance Variable Products Series Fund, Inc. seeks capital growth with current income by investing in dividend-paying common stocks of good quality.

                  The Premier Growth Portfolio - Class B of the Alliance Variable Products Series Fund, Inc. seeks capital growth through active portfolio investment in equity securities of carefully selected U.S. companies that are likely to achieve superior earnings growth.

                  The Appreciation Portfolio of the Dreyfus Variable Investment Fund seeks current income and long-term capital growth consistent with preservation of capital by investing in common stocks focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase.

                  The Small Cap Portfolio of the Dreyfus Variable Investment Fund seeks to maximize capital appreciation by investing in common stocks of U.S. and foreign companies characterized by new or innovative products or services which should enhance prospects for growth of future earnings.

                  The Balanced Portfolio - Service Shares of the Janus Aspen Series seeks long-term growth consistent with preservation of capital and balanced by current income by investing in equity and fixed-income securities selected primarily for their income potential.

                  The Worldwide Growth Portfolio - Service Shares of the Janus Aspen Series seeks long-term growth of capital by investing in common stocks of foreign and domestic companies. The portfolio has the flexibility to invest on a world-wide basis in companies and other organizations of any size, regardless of the country of organization or place of principal business activity.

                  The Emerging Growth Series of the MFS Variable Insurance Trust seeks long-term growth of capital by investing in common stocks of companies that are early in their life cycles that MFS believes have the potential to become major enterprises.

                  The Growth With Income Series of the MFS Variable Insurance Trust seeks current income with long-term capital growth by investing in equity securities of companies that are believed to have long-term potential for growth and income.

                  The Research Series of the MFS Variable Insurance Trust seeks long-term growth of capital and future income by investing in equity securities of companies believed to possess better-than-average prospects for long-term growth.

                  The Emerging Markets Equity Portfolio of the Morgan Stanley Universal Institutional Funds, Inc. seeks long-term capital appreciation by investing primarily in emerging market countries. The Adviser seeks to maximize returns by investing in markets with improving fundamentals, attractive valuations, and low investor recognition, and by selecting securities that demonstrate attractive growth, reasonable valuations, and attractive fundamentals.

                    The Fixed Income Portfolio of the Morgan Stanley Universal Institutional Funds, Inc. seeks above-average income and total return by investing in obligations of the U.S. government and its agencies, corporate bonds, mortgage-backed securities, foreign bonds, and other fixed income securities and derivatives.

                  The High Yield Portfolio of the Morgan Stanley Universal Institutional Funds, Inc. seeks above-average income and total return by investing in high yield securities, including corporate bonds and other fixed income securities and derivatives.

                  The International Magnum Portfolio of the Morgan Stanley Universal Institutional Funds, Inc. seeks long-term capital appreciation by investing in developed market stocks, including equity securities of non-U.S. issuers comprising the Morgan Stanley Capital International EAFE Index (which includes Australia, Japan, New Zealand, most Western European nations, and certain developed Asian countries, such as Hong Kong and Singapore).

                  The Managed Portfolio of the OCC Accumulation Trust seeks growth of capital over time by investing primarily in common stocks, bonds and cash equivalents.

                  The Small Cap Portfolio of the OCC Accumulation Trust seeks capital appreciation by investing primarily in equity securities of companies with a market capitalization under $1 billion.

                  The StocksPLUS Growth and Income Portfolio of the PIMCO Variable Insurance Trust seeks to outperform the stock market as measured by the S&P 500 Index by investing in S&P 500 derivatives in addition to or in place of S&P 500 stocks in an attempt to equal or exceed the performance of the S&P 500.

                  The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks long-term capital growth by investing in listed and unlisted common stocks of companies with superior growth potential.

                    The Money Market Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks to maximize current income, liquidity and preservation of capital by investing in short-term money market instruments.




         12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish information for each such company:

                  (a)      Name of Company.

The sub-accounts of the Separate Account invest in a number of corresponding portfolios managed by a number of investment advisers.

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
(a)                                   (b)          (c)                         (d)                     (e)
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Name of Company                       Depositor    Custodian                   Underwriter             Period during which
                                                                                                       securities of such
                                                                                                       companies have been
                                                                                                       the underlying
                                                                                                       securities
Emerging Growth Series of  MFS        None         Investors Bank and Trust    MFS Fund                None
Variable Insurance Trust                           Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Research Series of MFS Variable       None         Investors Bank and Trust     MFS Fund               None
Insurance Trust                                    Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Growth with Income Series of MFS      None         Investors Bank and Trust     MFS Fund               None
Variable Insurance Trust                           Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
                                      None                                     Morgan Stanley & Co.,   None
Fixed Income Portfolio of Morgan                   Chase Global Funds          Inc. 1221 Avenue of
Stanley Universal Funds, Inc.                      Services Company, 73        the Americas, New
                                                   Tremont Street, Boston,     York, NY 10020
                                    MA 02108

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
High Yield Portfolio of Morgan        None          Chase Global Funds         Morgan Stanley & Co.,   None
Stanley Universal Funds, Inc.                      Services Company, 73        Inc. 1221 Avenue of
                                                   Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
International Magnum Portfolio of     None          Chase Global Funds         Morgan Stanley & Co.,   None
Morgan Stanley Universal Funds, Inc.               Services Company, 73        Inc. 1221 Avenue of
                                                   Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Emerging Markets Equity Portfolio     None          Chase Global Funds         Morgan Stanley & Co.,   None
of Morgan Stanley Universal Funds,                 Services Company, 73        Inc. 1221 Avenue of
Inc.                                               Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Premier Growth Portfolio of           None         State Street Bank and       Alliance Fund           None
Alliance Variable Products Series                  Trust Co.                   Distributors, Inc.
Fund, Inc.                                         225 Franklin Street         1345 Avenue of the
                                                   Boston, MA 02110            Americas, New York,
                                                                               NY 10105
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Growth and Income Portfolio of        None         State Street Bank and       Alliance Fund           None
Alliance Variable Products Series                  Trust Co.                   Distributors, Inc.
Fund, Inc.                                         225 Franklin Street         1345 Avenue of the
                                                   Boston, MA 02110            Americas, New York,
                                                                               NY 10105
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Income and Growth Portfolio of The    None         Custodial Trust Co.         Fred Alger & Co., Inc.  None
Alger American Fund                                245 Park Avenue             30 Montgomery Street
                                                   New York, NY 10167          Jersey City, NJ 07302
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Worldwide Growth Portfolio of Janus   None         State Street Bank and       None                    None
Aspen Series                                       Trust
                                                   P. O. Box 0351
                                Boston, MA 02117

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Balanced Portfolio of Janus Aspen     None         State Street Bank and       None                    None
Series                                             Trust
                                                   P. O. Box 0351
                                Boston, MA 02117

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Small Cap Portfolio of OCC            None         State Street Bank and       OCC Distributors        None
Accumulation Trust                                 Trust                       2 World Financial
                                                   P.O. Box 8505               Center
                                                   Boston, MA 02266            New York, NY 10080
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Managed Portfolio of OCC              None         State Street Bank and        OCC Distributors       None
Accumulation Trust                                 Trust                       2 World Financial
                                                   P.O. Box 8505               Center
                                                   Boston, MA 02266            New York, NY 10080
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Small Cap Portfolio of Dreyfus        None         Mellon Bank, N.A.           Premier Mutual Fund     None
Variable Investment Fund                           One Mellon Bank Center      Services, Inc.
                                                   Pittsburgh, PA 15258        60 State Street
                                                                               Boston, MA 02109
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Capital Appreciation Portfolio of     None         Mellon Bank, N.A.           Premier Mutual Fund     None
Dreyfus Variable Investment Fund                   One Mellon Bank Center      Services, Inc.
                                                   Pittsburgh, PA 15258        60 State Street
                                                                               Boston, MA 02109
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
StocksPlus Growth and Income          None         PIMCO Funds Distributor     State Street Bank and   None
Portfolio of PIMCO Variable                        LLC                         Trust Company
Insurance Trust                                    2187 Atlantic Street        801 Pennsylvania,
                                                   Stamford, CT  06902         Kansas City, Missouri

                                                                               64105

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Growth Portfolio of Transamerica      None         State Street Bank and       None                    None
Variable Insurance Fund, Inc.                      Trust Company
                                                   225 Franklin Street

                                Boston, MA 02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Money Market Portfolio of             None         State Street Bank and       None                    None
Transamerica Variable Insurance                    Trust Company
Fund, Inc.                                         225 Franklin Street
                                Boston, MA 02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------

         Information Concerning Loads, Fees, Charges and Expenses

         13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments; (2) underlying securities; (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject:

                           (A) the nature of such load, fee,  expense or charge;
                           (B) the amount thereof:

                           (C) the name of the person to whom such amounts are paid and his relationship to the trust:

                           (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                           (1)      Under the Policies

                                    CHARGES AND DEDUCTIONS

                                    The  following  charges  will  apply to your
                                    policy  under the  circumstances  described.
                                    Some of these charges apply  throughout  the
                                    policy's duration.  Other charges apply only
                                    if you  choose  certain  options  under  the
                                    policy. The charges are for the services and
                                    benefits   provided,   costs  and   expenses
                                    incurred and risks assumed by us under or in connection with the policies. Services and benefits provided by us include:

     o    the death benefits, cash and loan benefits provided by the policy;

     o    investment options, including net premium allocations;

     o    administration of various elective options under the policy; and

     o    the distribution of various reports to policy owners.

                                    Costs and expenses incurred by us include:

     o        those associated with underwriting applications and riders;

     o various overhead and other expenses associated with providing the services and benefits related to the policy;

     o        sales and marketing expenses; and

o other costs of doing business, such as federal, state and local premium and other taxes and fees.

                                    Risks assumed by us include the risks that insureds may live for a shorter period of time than estimated resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the policies will exceed the charges deducted.

                                    Administrative Charge

                                    Each time you make a premium  payment to us,
                                    we  impose  a  charge  equal  to 6%  of  the
                                    premium  payment  for  policies  with a face
                                    amount under $10,000,000,  and 5.5% for face
                                    amounts  $10,000,000 and over. We may change
                                    this charge,  but it will never be more than
                                    12%. The  administrative  charge is designed
                                    to help  offset our state and local  premium
                                    taxes,   federal  income  tax  treatment  of
                                    deferred acquisition costs, as well as a portion of the distribution costs associated with the policies.

                                    Surrender Penalty

                                    During the first 15 policy years, or until the policy anniversary nearest exact age 100, whichever is earlier, we will assess a surrender penalty on:

o        any decrease in face amount;

     o partial surrenders that exceed the amount eligible for a surrender penalty free withdrawal; and

o        full surrenders.

                                    The minimum surrender penalty is $25. After the 15th policy year, we assess a $25 charge for partial surrenders in excess of the amount eligible for surrender penalty free withdrawal.

                                    We deduct  the  surrender  penalty  from the
accumulation value.

                                    The surrender penalty is a rate times each $1,000 of the face amount of the base policy. The surrender penalty for a policy depends on a number of factors:

o        the face amount of the base policy;

     o each joint insured's age at issue, sex, smoker or non-smoker status, and underwriting risk classification; and

o        how many years the policy has been in force.

                                    The surrender penalty factors for a policy are shown in the policy data pages for the policy.

                                    The surrender penalty is intended to help us
                                    recover   a  portion   of  our  first   year
                                    acquisition expenses and sales expenses, including commissions.

                                    Allocation Change Charge

                                    We reserve the right to charge a fee of up to $25 for each change you make in premium allocations for new net premiums. We do not currently impose this charge.

                    The  charge  is  designed  to  recover  the   administrative
                    expenses associated with processing changes in allocation elections. Transfer Fee

                                    We will  not  charge  you for the  first  18
                                    transfers you make during a policy year. If you make more than 18 transfers during a policy year, we will charge you up to $25 for each additional transfer.

                                    This   fee  is   designed   to   cover   our
                                    administrative   expenses   associated  with
                                    processing more transfers than our other fees and charges for administrative expenses are designed to offset.

                                    Additional Illustrations

                                    Upon written request at any time, we will send you an illustration of your policy's benefits and values. There is no charge for the first illustration in each policy year. We reserve the right to charge up to $25 for each additional illustration you request in a policy year.

                                    This  charge  is  designed  to  recover  the
                                    administrative   expenses   associated  with
                                    providing such additional illustrations.

                                    Accelerated Death Benefit Rider

                                    If the Accelerated Death Benefit Rider is in effect on your policy and you receive an Accelerated Death Benefit payment, we will deduct an administrative fee of $250 from each payment you receive.

                                    The  administrative  fee is designed to help
                                    us  recover  the  expenses  associated  with
                                    gathering,  reviewing,  and  evaluating  the
                                    information   necessary   to  approve   your
                                    request, as well as the expenses associated with processing the payment.

                                    Mortality and Expense Risk Charge

                                    We impose a daily charge at an effective annual rate of 0.25% of the average daily net asset value of each sub-account. This charge compensates us for assuming mortality and expense risks. We may realize a profit from this charge.

                    The mortality risk we assume is that insureds may live for a shorter time than anticipated. If this happens, we will pay more net death benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the policies will exceed those compensated by the administration charges in the policies.

                    Monthly Deduction

                    Beginning on the policy date and on each subsequent monthly policy date, we will determine the monthly deduction for that policy month. The monthly deduction will continue to the policy anniversary nearest the 100th birthday of the younger of the joint insureds.

                    The monthly deduction is equal to the sum of four charges:

               o the monthly deduction rate, times .001, times the net amount at risk; plus

               o    the monthly deduction for any riders; plus

               o    the policy fee; plus

               o the monthly expense charge per thousand, times .001, times the face amount of the policy.

                    The monthly deduction is taken from your investment options on a pro rata basis. This deduction is a charge we assess for various expenses related to the issuance of a policy, the cost of life insurance, the cost of any optional benefits and administrative expenses. We may realize a profit from the monthly deductions.

                    Monthly Deduction Rate. This is the rate used to calculate the monthly cost of insurance on the base policy. The cost of insurance for the base policy for a policy month is equal to:

                    o    the monthly deduction rate, times

                    o    .001, times

                    o    the net amount at risk.

                    The monthly deduction rates for a policy will depend on:

                    o    the face amount of the policy;

                    o    each joint insured's sex;

                    o    each joint insured's smoker or nonsmoker status;

                    o each joint insured's class of risk, including any extra ratings;

                    o    the  number of years that the policy has been in force;
                         and

                    o    each joint insured's age at issue.

                    The maximum monthly deduction rates are based on the 1980 Commissioners Ordinary Standard table for sex distinct, smoker distinct, age nearest birthday rates, adjusted for extra ratings. The rates are determined for each joint insured and then are converted to joint rates. We may use rates lower than these guaranteed maximum monthly deduction rates. We will never use higher rates.

                    A table of guaranteed maximum monthly deduction rates for the base policy is shown in the policy data pages. We may use rates lower than these guaranteed maximum monthly deduction rates. We will never use higher rates.

                    Any change in the monthly deduction rates will be prospective and will be subject to our expectations as to future cost factors. Such cost factors may include, but are not limited to, mortality, expenses, interest, persistency, and any applicable federal, state and local taxes.

                    The current monthly deduction rates for the first five policy years are guaranteed not to be increased.

                    Monthly Deduction for Riders. Additional benefits are available by riders or endorsements to your policy. The fees for these optional riders pay for the cost of these additional benefits.

                    o Full Death Benefit Rider - The fee for this rider is part of the monthly deduction during the policy years when the younger of the joint insureds is between the attained ages of 90 and 99. The monthly rate for the rider is equal to $1.00 per $1,000 of net amount at risk on the base policy.

                    o Estate Protection Rider - The fee for this rider is part of the monthly deduction during the first four policy years and is based on a rate per $1,000 of rider coverage. Rates vary by the same parameters as the base policy monthly deduction rates.

                    Policy Fee - On each monthly policy date, we deduct a policy fee. Currently, this monthly fee is $6. We reserve the right to change this fee, but we guarantee it will never be more than $6 in the first policy year or $10 in each policy year thereafter.

                    Monthly Expense Charge Per Thousand. The monthly expense charge per thousand varies by policy. The charge for a policy is based on:

                    o    the face amount of the base policy;

                    o    each joint insured's sex;

                    o    each joint insured's smoker or nonsmoker status;

                    o    each joint insured's class of risk;

                    o    any extra ratings assessed on either joint insured; and

                    o    each joint insured's age at issue.

                    Reinstatement Interest Charges

                    If your policy lapses and you subsequently reinstate it, you will incur interest charges if:

                    o    you had an outstanding loan when the policy lapsed;

                    o you must pay us an amount necessary as a required premium per year; and/or

                    o you must pay us the net cash value we paid to you at the time the policy lapsed.

                    The interest rate for any outstanding loan is at an effective annual rate of 4.75% for the period from the date the policy lapsed to the date the loan is repaid or reinstated under the REINSTATEMENT provisions. The interest rate for the required premium per year and for the net cash value paid back to us is at an effective annual rate of 6%.

                    These interest charges are designed to help us recover the expenses we incur to underwrite and process the reinstatement request, as well as to help offset the reduction in surrender penalty factors from the date the policy lapsed to the date of reinstatement.

                    Portfolio Expenses

                    The value of the units of the sub-accounts will reflect the management fee and other expenses of the portfolios in which the sub-accounts invest. The management fees and other expenses of the portfolios are listed above under the Table of Portfolio Expenses. The prospectuses and statements of additional Information of the portfolios contain more information concerning the fees and expenses.

                    Possible Tax Charge

                    No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, we reserve the right to allocate a proportionate share of the reserves that we establish for such taxes to your policy. We may reflect the amount of such reserves in the calculation of the unit values.

                    (2)  Underlying Securities

                    In addition to the charges described above, certain management fees and other expenses are deducted from the assets of the underlying portfolios. The level of fees and expenses vary among the portfolios. The following table shows the management fees and other expenses of the portfolios for 1999. For more information concerning these fees and expenses, see the prospectuses of the portfolios.

                               Portfolio Expenses

  (as a percentage of assets after fee waiver and/or expense reimbursement)(1)

                                                                                                               Total
                                                                                                             Portfolio

                                                                Management         Other          Rule        Annual
Portfolio                                                          Fees           Expenses     12b-1 Fees    Expenses
Alger American Income & Growth                                    0.625%           0.075%           -          0.70%
Alliance VP Growth & Income - Class B                              0.63%           0.09%          0.25%        0.97%
Alliance VP Premier Growth - Class B                               1.00%           0.04%          0.25%        1.29%
Dreyfus VIF Appreciation                                           0.75%           0.03%            -          0.78%
Dreyfus VIF Small Cap                                              0.75%           0.03%            -          0.78%
Janus Aspen Series Balanced - Service Shares(2)                    0.65%           0.02%          0.25%        0.92%
Janus Aspen Series Worldwide Growth - Service Shares(2)            0.65%           0.05%          0.25%        0.95%
MFS VIT Emerging Growth                                            0.75%           0.09%            -          0.84%
MFS VIT Growth with Income                                         0.75%           0.13%            -          0.88%
MFS VIT Research                                                   0.75%           0.11%            -          0.86%
MS UIF Emerging Markets Equity(3)                                  0.42%           1.37%            -          1.79%
MS UIF Fixed Income(3)                                             0.14%           0.56%            -          0.70%
MS UIF High Yield(3)                                               0.19%           0.61%            -          0.80%
MS UIF International Magnum(3)                                     0.29%           0.87%            -          1.16%
OCC Accumulation Trust Managed(3)(4)                               0.77%           0.06%            -          0.83%
OCC Accumulation Trust Small Cap(4)                                0.80%           0.09%            -          0.89%
PIMCO VIT StocksPLUS Growth & Income(5)                            0.40%           0.25%            -          0.65%
Transamerica VIF Growth                                            0.70%           0.15%            -          0.85%
Transamerica VIF Money Market                                      0.00%           0.60%            -          0.60%


We may receive payment from some or all of the portfolios or their advisers in varying amounts that may be based on the amount of assets allocated to the portfolios. The payments are for administrative or distribution services.

The fee table information relating to the underlying portfolios was provided to us by the portfolios or their investment advisers, as we have not and cannot independently verify either the accuracy or completeness of such information. Therefore, we disclaim any and all liability for such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. These expenses are for the year ended December 31, 1999.

Notes to Fee Table:

(1) From time to time, the portfolio's investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the Portfolio Expenses table are the expenses paid for 1999. The expenses shown in the table reflect a portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar year 1999. Without such waivers or reimbursements, the annual expenses for 1999 for certain portfolios would have been, as a percentage of assets, as follows:


                                                                                        Total Portfolio

                                                   Management Fees        Other              Annual

Portfolio                                                               Expenses            Expenses
MS UIF Emerging Markets Equity                          1.25%             1.37%              2.62%
MS UIF Fixed Income                                     0.40%             0.56%              0.96%
MS UIF High Yield                                       0.50%             0.61%              1.11%
MS UIF International Magnum                             0.80%             0.87%              1.67%
Transamerica VIF Growth                                 0.75%             0.15%              0.90%
Transamerica VIF Money Market                           0.35%             1.04%              1.39%

(2) Expenses are based on estimated expenses the service shares expect to incur in the initial fiscal year.

(3) The management fee of certain of the portfolios includes breakpoints at designated asset levels. Further information on these breakpoints is provided in the prospectuses for the portfolios.

(4) The Adviser is contractually obligated to waive that portion of the advisory fee and to assume any necessary expense to limit total operating expenses of the portfolio to 1.00% of average net assets (net of expenses offset) on an annual basis.

(5) PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent these expenses would exceed 0.65% of average daily assets due to the payment of organizational expenses and Trustees' fees. Without such reductions, total operating expenses for the fiscal year ended December 31, 1999 were 0.65%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. Fees expressed are restated as of April 1, 2000.

                           (3)      Distributions

                                    No  distributions  are made to Owners except
                                    voluntary surrenders or partial withdrawals,
                                    or to  beneficiaries  except upon payment of
                                    death   proceeds.   Surrenders  and  partial
                                    withdrawals  may be subject to the surrender
                                    charges  and  withdrawal   transaction  fees
                                    described in 13(a)(1),  above. Also see Item
                                    21.

               (4) Cumulated or Reinvested Distributions or Income

                                    Distributions   from  the   portfolios   are
                                    reinvested by  sub-accounts  of the Separate
                                    Account   in   additional   shares   of  the
                                    respective portfolios, without charge, at net asset value.

          (5)  Redeemed or Liquidated Assets of the Trust's Securities

                    See "Surrender Penalty" under Item 13(a)(1) above.

(b) For each installment payment type of periodic payment plan certificate of the trust, furnish information with respect to sales load and other deductions from principal payments.

                           Each time a premium payment is made to us, we impose a charge equal to 6% of the premium payment for policies with a face amount under $10,000,000, and 5.5% for face amounts $10,000,000 and over. We may change this charge, but it will never be more than 12%. The administrative charge is designed to help offset our state and local premium taxes, federal income tax treatment of deferred acquisition costs, as well as a portion of the distribution costs associated with the policies.

                  (c) State (1) the amount of sales load as a percentage of the net amount invested, and (2) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.

                           See item 13(b) above.

                  (d) Explain fully the reasons for any difference in the price at which securities are offered for any class of transactions to any class or group of officers, including officers, directors or employees of the deposition trustee, custodian or principal underwriter.

                           Not Applicable.

                  (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                           None.

                  (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing, may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                           Neither the Company, Transamerica Securities Sales Corporation nor any affiliated person of the foregoing may receive any profit or any other benefit from payments under the Contract or the investments held in the Separate Account not included in the answer to Item 13(a) or (d) through the sale or purchase of the Contract or shares of the portfolios, except that (1) the Company may receive a profit to the extent that the cost of insurance built into the Contract exceeds the actual cost of insurance needed to pay benefits; (2) favorable mortality or expense experience may cause the insurance provided to be profitable to the Company; (3) the Company will compensate certain others, including the company's agents, for services rendered in connection with the distribution of the Contract, as described in Item 38, but such payments will be made from the Fixed
                           Account; and (4) the investment advisers of the respective portfolios will receive an advisory fee, as described in Item 13(a)(2).

                  (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                           Not Applicable. The Separate Account has no assets as of the date of this filing.


         Information Concerning the Operations of the Trust

         14. Describe the procedure with respect to the applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Application for a Policy

                  We offer policies to proposed joint insureds who are between ages 16 and 89. After receiving a completed application, we will begin underwriting to decide the insurability of the proposed joint insureds. We may require medical examinations and other information before deciding insurability. We issue a policy only after underwriting has been completed. We may reject an application that does not meet our underwriting standards.

                  If we approve the application, we will place each joint insured into one of six underwriting classes:

                o        Preferred nonsmoker
                o        Preferred smoker
                o        Standard nonsmoker
                o        Standard smoker
                o        Uninsurable nonsmoker
                o        Uninsurable smoker

                  Additional adjustments for extra ratings due to increased mortality risk may apply to persons classified into the preferred or the standard underwriting classes.

                  We may approve an application on which one of the joint insureds is classified as uninsurable, according to our underwriting guidelines, so long as the other joint insured is not considered uninsurable.

                  The underwriting class assigned to each joint insured affects the monthly deductions for the policy. The monthly deductions and surrender charges for a policy are based on each joint insured's underwriting class, among other factors. Generally, for the same joint insureds, our rates are lowest for preferred nonsmokers.

                  We also charge lower rates for policies with higher face amounts of base policy coverage. We offer the following bands for face amounts of base policy coverage:

o        $100,000 - $249,999
o        $250,000 - $999,999
o        $1,000,000 - $2,999,999
o        $3,000,000 - $4,999,999
o        $5,000,000 - $9,999,999
o        $10,000,000 and above

                  For the same joint insureds, the monthly deduction rates we use decrease at each band, except that at the $10,000,000 band, we reduce the current administrative charge from 6% of each premium paid to 5.5%.

                  If two or more TransSurvivor Life VUL policies are owned by the same owners and provide coverage on the same joint insureds, we will determine the band for each policy based on the total coverage on all the policies.

                  You may  make a  payment  at the  time of  application,  under certain circumstances, subject to our rules. Under our underwriting rules, you may make a payment at the time of application if you are requesting a face amount of base policy coverage which is no more than $1,000,000. We may also refuse to accept initial payments with the application for other situations.

                  If you make an initial payment in the amount of at least one monthly premium, (or 10% of an annual premium), we will issue a conditional receipt which may provide fixed conditional insurance, but not until after all its conditions are met. Included in these conditions are:

o        the completion of both parts of the application;

o        completion of all underwriting requirements; and

o the proposed joint insureds must both be insurable under our rules for insurance under the policy, in the amount, and in the underwriting class applied for in the application.

                  After all conditions are met, the amount of fixed conditional insurance provided by the conditional receipt will be the amount applied for, up to a maximum of $250,000 for persons age 16 to 65 and insurable in a standard underwriting class, and up to $100,000 for all other ages and underwriting classes.

                  You do not need to pay an initial payment at the time of application. If we approve the application, you will need to pay us the minimum initial premium for the policy before any coverage under the policy will be in effect.

                  Minimum Initial Face Amount

                  We will generally issue a policy only if it has a face amount of at least $100,000.

                  Effective Date of Coverage

                  Except  as   otherwise   provided   under  the  terms  of  the
                  conditional receipt, no insurance coverage is provided under the policy until after we approved the application and:

o        the minimum initial premium is paid to us; and

o        the policy is delivered to you while:

a)       both joint insureds are alive and in good health, and

b) the statements and answers in the application continue to be true and complete.

                  Policy Date

                  The policy date is the date from which insurance coverage is provided under the policy, subject to the conditions noted above. We take monthly deductions from the policy for the period starting with the policy date.

                  Generally, except when you request and we approve backdating a policy, the policy date will be:

                    o two calendar days after we approve the application if you submitted the initial premium with the application and the policy is issued without delivery requirements; or

                    o the date you accept the policy and pay us the initial premium, if you did not submit the initial premium with the application and/or we issued the policy subject to satisfactory completion of delivery requirements.

                  In the latter situation, when we receive the initial premium and any delivery requirements, we will amend the policy date as originally issued. The amended policy date will be the date on which the policy was delivered to you and you had completed any delivery requirements and/or paid over to our agent the required initial premiums. We will not amend the date forward beyond that date which would cause either or both joint insureds to be a year older for purposes of determining monthly deductions.

                  Backdating a Policy

                  If you request, we may backdate a policy by assigning a policy date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application.

                  Monthly deductions are based in part on the age of each joint insured at issue. Generally, monthly deductions are less at a younger age. We will deduct monthly deductions for the period that the policy is backdated. This means that, while the monthly deduction may be lower than what would have applied had we not backdated the policy, you will be paying for insurance during a period when it was not in force.

                  Reallocation Date

                  When we approve and issue a policy, we establish a reallocation date for that policy. Currently, the reallocation date is 25 calendar days from the date we approve the policy for issue.

                  Any net premiums credited to your policy before the reallocation date will be allocated initially to the money market sub-account for any portion of net premiums you wish to allocate to the sub-account. Any portion of the net premiums you elected to allocate to the fixed account will be allocated directly to the fixed account. On the reallocation date, the value of those net premiums initially allocated to the money market sub-account will be reallocated to the sub-account options you elected on your application or subsequent premium allocation election. Net premiums credited to your policy on or after the reallocation date will be allocated to the fixed account and to your elected sub-account options directly, based on your most recent premium allocation election.

                  Free Look Period

                  The policy provides for a free look period. You have the right to examine and cancel your policy by returning it to us or to one of our representatives within 10 days after you receive the policy, or a longer period as required by state law for replacement policies or for other reasons.

                    If you exercise the free look option, we will void the policy and refund:

                    o the difference between any premiums paid, including fees or other charges, and the amounts allocated to the separate account; plus

                    o    the value of the amounts in the separate account on the
                         date   we   receive   the   returned   policy   at  our
                         administrative office; plus

                    o any fees or other charges imposed on amounts in the separate account.

                  If your policy provides for a full refund as required by state law, your refund will be the total premiums paid to the policy. We may delay a refund of any payment made by check until the check has cleared your bank.

         15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  PREMIUMS

                  Premiums are payable to Transamerica Occidental Life Insurance Company. Premium payments may be made by mail to our Administrative Office or through our authorized representative.

                  When you apply for a policy, you must elect a required premium per year amount. Your agent will tell you the minimum and maximum amounts that you may elect based on your proposed policy. As described below, the cumulative required premium per year must be paid during the first five policy years or the policy will enter the grace period and may lapse.

                  Paying the required premiums during the first five policy years does not guarantee the policy will not lapse. Even if you pay the required premiums during the first five policy years, the policy can still lapse if the accumulation value, less any outstanding loan, is not enough to pay the monthly deductions due. If the Endorsement to Modify Grace Period is in effect on your policy, however, the policy will not enter the grace period due to monthly deduction exceeding the available accumulation value, subject to the provisions of that endorsement.

                  We will accept any premium amount you send us while the policy is in force, subject to the Premium Limitation provision and the following conditions:

                    o The policy will not become effective until you pay the minimum initial premium shown on the policy's data page.

                    o You must pay the required premium per year for the base policy during the first five policy years. These premiums may be paid cumulatively in advance. At the end of each of the first five policy years, we will calculate the cumulative total of all gross premiums paid for the base policy, less any premium refunds, partial surrenders and surrender penalty free withdrawals. We will divide this total by the number of years since the policy date. The resulting amount must equal or exceed the required premium per year for the base policy during the required premium period, or your policy will enter the grace period, even if the accumulation value is greater than the monthly deductions due. If you do not pay the required premium by the end of the grace period, your policy could lapse. The Endorsement to Modify Grace Period does not prevent the policy from entering the grace period, and potentially lapsing, due to failure to pay the required premium per year. If your policy lapses due to failure to pay the required premium per year, any net cash value will be paid to you if the Automatic Premium Loan Endorsement is not exercised.

                    o You may pay premiums at any time before the policy anniversary nearest exact age 100. Each premium must be at least $25 and may not exceed the limits described in the Premium Limitation section below.

                  After the end of the fifth policy year, premium payments are flexible as to amount and frequency within limits, and no premiums may be paid into the policy after the policy anniversary nearest exact age 100.

                  After the fifth policy year, we will continue to provide you with a schedule of premium payments. Paying these premiums does NOT guarantee that your policy will not lapse (except as provided under the Endorsement to Modify Grace Period). If you stop paying premiums after the required premium period, your coverage will continue until the net cash value is insufficient to pay the monthly deduction due. At that time, your policy will enter the grace period. Beginning with the policy anniversary nearest exact age 100, premium billing will stop and no further premium payments will be accepted.

                  Premium Qualification Credit

                  At the end of each of the first five policy years, we will calculate the total of gross premiums paid for the base policy. From this total, we will subtract any premium refunds, partial surrenders and surrender penalty free withdrawals. If the result equals or exceeds the required premium per year for the base policy during the first five policy years times the number of years since the policy date, we will deposit a premium qualification credit to your accumulation value at the beginning of the next policy year on the policy anniversary. The premium qualification credit will be allocated among your investment options according to your current allocation instructions. We will allocate the premium qualification credit on the policy anniversary. If the policy anniversary is not a valuation date, we will allocate the premium qualification credit on the next valuation date.

                  The amount of the credit will be a specific percentage of the required premium per year for the base policy during the first five policy years. The premium qualification credit is currently equal to 2% of the required premium per year.

                  We will not credit the premium qualification credit if the amount of premium required, as described above, is not received by the end of each policy year.

                  Premium Limitation

                  We reserve the right to refund any unscheduled premium during any policy year if the total premium paid:

                    o increases the difference between the death benefit and the accumulation value; and

                    o is more than $10 per $1,000 of face amount and more than three times the total of the monthly deductions for the previous policy year.

                  We also reserve the right to refund any unscheduled premiums that exceed $25,000 in any 12-month period. We will not refund any amount if doing so would cause the policy to enter the grace period before the next policy anniversary.

                  The amount refundable will not exceed the net cash value of the policy. If the entire net cash value is refunded, we will treat the transaction as a full surrender of the policy.

                  Continuation of Insurance

                  If you do not make the required premium payments, we will automatically continue your policy at the same face amount and with any additional benefits provided by rider, subject to the grace period and any minimum premium requirements that may be in effect.

                  Automatic Premium Loan Endorsement

                  You may elect on your application to add the Automatic Premium Loan (APL) Endorsement to your policy. We may also permit you to add the endorsement at a later date. If the endorsement is in effect on your policy, then, if any portion of the required annual premium remains unpaid at the end of the grace period, we will make an automatic premium loan to pay the required premium. The policy must have enough net cash value to pay both the required annual premium due and the interest due on the automatic premium loan. If the policy does not have enough net cash value to pay both the required annual premium due and the interest due on the automatic premium loan, the policy will lapse, subject to the NONFORFEITURE provisions.

                  We will deduct the automatic premium loan, including the loan interest due in advance, from your investment options on a pro-rata basis. We will then transfer the automatic premium loan and applicable interest to the loan account. We will credit the net loan amount under the APL provisions as a premium payment on the same date that we take the loan. We will allocate the net premium amount under the APL provisions according to your current premium allocation elections. The automatic premium loan and applicable interest will be effective on the last day of the grace period. If that day is not a valuation date, the automatic premium loan with applicable interest, will be effective on the next valuation date.

                  The automatic premium loan will be subject to all other provisions and limitations that apply to policy loans.

                  The Automatic Premium Loan Endorsement is only effective during the first five policy years with regard to the required premium per year provision. The Endorsement will terminate after the end of the fifth policy year.

                  ALLOCATION OF NET PREMIUMS

                  In the application for your policy, you elect the initial allocation of the net premiums among the investment options. You may allocate net premiums to one or more investment options. Allocation percentages must be in whole numbers (for example, 331/3% may not be chosen) and the combined percentages must total 100%. In the future, we may limit the number of sub-accounts you may invest in. Currently, you may allocate your net premiums among any or all the sub-accounts and the fixed account. The allocation percentages you elect will apply to all premiums we receive unless you change your premium allocation instructions to us.

                  You may change your premium allocation instructions at any time by sending us a written request or by exercising your telephone access privilege. Any premium allocation change will apply to all premiums we receive on or after the effective date of change. We reserve the right to charge a fee up to $25 for each premium allocation change, but we do not currently charge for allocation change requests.

                  The accumulation value of each sub-account will vary with the investment experience of the portfolio in which the sub-account invests. You bear this investment risk. Investment performance may also affect the death benefit. Review your allocations of premiums and accumulation value as market conditions and your financial planning needs change.

                  Initial Premium

                  The initial net premium will be credited to your policy no later than the second valuation date following the latest of:

o        the date we approve the issuance of the policy;

o        the policy date;

o        the date we receive the minimum initial premium; or

o        the date we receive the final delivery requirement for the policy.

                  Crediting of Net Premiums Before
                  Reallocation Date

                  If any net premium is credited before the reallocation date, any amounts you elected to allocate to the separate account will be initially allocated solely to the money market sub-account. On the reallocation date, we will reallocate the portion of the accumulation value in the money market sub-account among the investment options that you elected. If the reallocation date is not a valuation date, we will make the reallocation on the next valuation date.

                  We will allocate any net premium credited to the policy on or after the reallocation date directly to the investment options you elected.

                  Subsequent Premiums

                  We will credit subsequent net premiums we receive on the date we receive them. If the date we receive a premium is not a valuation date, we will make the allocation on the next valuation date.

         16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Each sub-account of the Separate Account invests its assets in shares of a corresponding portfolio. Purchases and redemptions of such shares are made at net asset value, with no deduction for sales load.

                  Amounts of payments allocated to a sub-account, transfers to that sub-account, and reserve adjustment transfers, if any, will be netted as of each valuation date against amounts withdrawn from the sub-account in connection with Contract surrenders, partial withdrawals, transfers (including transfers of amounts to secure any outstanding loan), and death benefits, as well as the asset charge and amounts paid to the Company in lieu of taxes, if any. A net purchase or sale of portfolio shares will be made for a sub-account at net asset value. All income, dividends and realized gain distributions of a portfolio will be reinvested in shares of the respective portfolio at net asset value. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other day where there is a sufficient degree of trading in a portfolio's securities such that the current net asset value of the sub-accounts may be materially affected.

     17. (a) Describe the procedure with respect to partial withdrawal or redemption by security holders.

                           Partial Surrenders

                           At any time after the end of the free-look period, you may surrender a portion of the policy's cash value by sending us a written request.

                           During the first 15 policy years, or until the policy anniversary nearest exact age 100, whichever is earlier, we will assess a pro rata surrender penalty on any surrender amount that exceeds the amount eligible for the surrender penalty free withdrawal described below.

                    The surrender penalty is equal to A times B divided by C, where:

                    A    is the  surrender  amount you request  that exceeds the
                         amount   eligible   for  a   surrender   penalty   free
                         withdrawal;

                    B    is the surrender penalty factor; and

                    C is 1000 minus the surrender penalty factor for the current policy year.

                    The surrender penalty factors vary by policy year and are shown in the policy data pages.

                           If the surrender penalty calculated is less than $25, then we will assess a $25 surrender penalty. We will assess a $25 surrender penalty charge for a partial surrender in excess of the amount eligible for surrender penalty free withdrawal if the partial surrender is taken after the 15th policy year.

                           We will deduct from the accumulation value:

                    o    the surrender amount; and

                    o the surrender penalty on any surrender amount that exceeds the amount eligible for surrender penalty free withdrawal.

                           We will deduct the requested surrender amount from your investment options on a pro-rata basis, unless you provide us a different allocation in a form and manner acceptable to us.

                           We will allocate any surrender penalty to your investment options in proportion of A divided by B, where:

                    A is the dollar amount of the surrender amount requested allocated to an investment option; and

                           B        is the total surrender amount.

                           We will deduct the surrender amount and any surrender penalty from your investment options on the day we receive your surrender request. If that day is not a valuation date, we will deduct the surrender amount and any surrender penalty from your investment options on the next valuation date.

                    If you choose death benefit Option 1, we will also deduct from the policy's face amount:

                    o the partial surrender amount requested that exceeds the surrender penalty free withdrawal amount; plus

                    o the surrender penalty on the surrender amount requested that exceeds the surrender penalty free withdrawal amount.

                    If you choose death benefit Option 3, we will also deduct from the policy's face amount:

                    o the surrender amount you request that exceeds the greater of:

                    a)   the surrender penalty free withdrawal amount; or

                    b) all gross premiums paid minus the sum of all previous surrenders, surrender penalties and premium refunds; plus

                    o    any applicable surrender penalty.

                           If the new face amount would be less than our minimum
                           allowed,   then  we  will  not  allow   the   partial
                           surrender.

                           In any policy year, the maximum amount that you may request and receive by partial surrender is:

                    o    the accumulation value; minus

                    o    any existing policy loans; minus

                    o    the sum of three monthly deductions; and minus

                    o    the greater of $25 or the full surrender penalty.

                           If you request an amount larger than the maximum described above, we will treat it as a request for a full surrender.

                           Surrender Penalty Free Withdrawals

                           At any time after the first policy year, you may make a partial surrender without incurring a proportionate surrender penalty. Such a partial surrender is subject to the limits described below. The minimum amount of a surrender penalty free withdrawal is $100.

                           When you request a partial surrender after the first policy year, we will calculate the amount eligible for a surrender penalty free withdrawal. This amount will be the lesser of:

o 10% of the accumulation value as of the last monthly policy date, minus the sum of all surrender penalty free withdrawals since the last policy anniversary; or

o        the maximum amount available as a partial surrender.

                           Whenever you request a partial surrender after the first policy year, we will process the amount that is eligible as a surrender penalty free withdrawal. We will process the remainder of any amount you request as a partial surrender.

                           We will deduct the entire partial surrender amount you request from the accumulation value. The full partial surrender amount you request will be deducted from your investment options on a pro-rata basis, unless you choose the investment options you want to allocate the full partial surrender to. If you choose this option:

o        you must request it in a form and manner acceptable to us; and

o        your request must be in good order.

                           We will deduct the surrender penalty free withdrawal from your investment options in the same manner that we would deduct a partial surrender.

                           NONFORFEITURE OPTION

                           You may surrender the policy at any time for its net cash value. If you request a full surrender within 30 days after a policy anniversary, the surrender value will not be less than the surrender value on that anniversary, less any loans, partial surrenders, surrender penalties, and surrender penalty free withdrawals made after the last policy anniversary.

                           We will charge a surrender penalty for surrenders during the first 15 policy years. There is no surrender penalty for the base policy after the first 15 policy years, or the policy anniversary nearest exact age 100, if earlier.

                  (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                           The Company is required to process all surrender and partial withdrawal requests as described in Item 17(a). The portfolios will redeem their shares upon the Company's request in accordance with the Investment Company Act of 1940. Redeemed shares may later be reissued.

                    (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.


                           REINSTATEMENT

                           If the policy lapses, it may be reinstated provided it was not surrendered. To reinstate the policy, you must meet the following conditions:

o You must request reinstatement in writing within three years after the date of lapse and before the policy anniversary nearest exact age 100.

o If only one joint insured is alive when you request reinstatement, the first death must have occurred before the end of the grace period, and you must submit proof of such death before the reinstatement.

o        Evidence of insurability satisfactory to us must be given to us by:

                    a) both joint insureds, if the lapse occurred while both joint insureds were living; or

                    b)   the survivor, if lapse occurred after the first death.

o If any loans existed when the policy lapsed, you must repay or reinstate such loans, with interest. Interest will be compounded annually from the date of lapse. Interest will be at the loan reinstatement rate for your loan. The loan reinstatement interest rate will not exceed an effective annual rate of 4.75% (4.53% in advance).

o The reinstated policy will be subject to the minimum premium requirement during the first five policy years. This means that the required premium period will be calculated from the original policy date. It does not start over.

                               If the policy lapsed during the required premium period, and is reinstated in a different policy year, you must pay a premium large enough to meet the minimum premium requirement at the time of reinstatement, with interest. Interest will be compounded annually at the reinstatement interest rate of 6%. If the policy lapsed after the required premium period, or if it lapsed during one of the first 5 policy years and is reinstated in the same policy year, you must pay a premium large enough to cover two monthly deductions due when the policy lapsed and three monthly deductions due when the policy is reinstated.

o If you reinstate the policy during the required premium period, you must repay any net cash value given to you at the time of lapse, with interest. Interest will be compounded annually at the reinstatement interest rate of 6%.

o If the policy is reinstated within the first 15 policy years or before the policy anniversary nearest exact age 100, whichever is first, any applicable surrender penalties in effect for the reinstated policy will be calculated from the original policy date.

                    The effective date of a reinstatement will be the date we approve your request.

                    The accumulation value of the reinstated policy will be:

o        any surrender penalty assessed at the time of lapse; plus

o        any net cash value we paid to you at the time of lapse; plus

o        any loan repaid or reinstated; plus

o        any net premium you pay at reinstatement; minus

o        any monthly deductions due at the time of lapse.

                           We will allocate any loan repaid or reinstated and any net premium you pay at reinstatement according to the most recent premium allocation election we have received from you. We will restore any surrender penalty assessed at the time of lapse. We will allocate any restored surrender penalty and any net cash value you repay at reinstatement among your investment options in the same proportion as these amounts were deducted at the time of lapse.

                    We will allocate the amount you pay within one valuation date after the later of:

                    o    the valuation  date that we approve the  reinstatement;
                         or

                    o the valuation date that we receive the required premium and other payments.


                    18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           Distributions   with  respect  to  the  shares  of  a
                           portfolio held by a sub-account are reinvested in shares of that portfolio at net asset value. Such shares are added to the assets of the respective sub-account.

                  (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           No distributions are made to Owners (or beneficiaries) other than in connection with a death benefit or with a Owner-initiated loan, partial withdrawal or surrender of the Contract. See Items 13(a) and 21.

                  (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling same.

                           Payments placed in the Separate Account constitute certain reserves for benefits under the Contract.

                    (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                    Not Applicable. The Separate Account has not begun business operations.

         19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  The Company will maintain the records and books of the Separate Account. The Company will also maintain records for each Contract, including the number and value of units of each sub-account credited to each Contract and the value of accumulations in the Fixed Account.

                  Issuance and transfer of portfolio shares will be by book entry only. Stock certificates of the portfolios will not be issued to the Company or Separate Account. Shares ordered from the portfolios will be recorded in an appropriate title for the Separate Account or appropriate sub-account.

                  Owners will be sent promptly statements of significant transactions such as payments, transfers among sub-accounts and the Fixed Account, partial withdrawals, increases in loan amount by the Owner, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to the Owner. The annual statement will summarize all of the above transactions and deductions of charges during the Contract year. It will also set forth the status of the death benefit, Accumulation Value, surrender value, amounts in the sub-accounts and Fixed Account, and any Contract loan(s).

                  In addition, the Owners will be sent semi-annual reports of the underlying portfolios and other information for the Separate Account as required by the 1940 Act.

     20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

                  (a)      Amendments to such indenture or agreement.

                           Not Applicable.

                    (b) The extension or termination of such indenture or agreement.

                           Not Applicable.

                    (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                           The Company will act as custodian of assets of the Separate Account. The Company may appoint another custodian. In such event, the custodial agreement will provide that the assets owned by the Separate Account shall be delivered directly by the Company to a successor custodian.

                    (d)  The   appointment  of  a  successor   trustee  and  the
                         procedure if a successor trustee is not appointed.

                           Not Applicable.

                    (e)  The removal or  resignation  of the  depositor,  or the
                         failure  of  the   depositor  to  perform  its  duties,
                         obligations and functions.

                           There is no such provision in an indenture or agreement. Under California law, the Company may not abrogate its obligation under the Policies.

                    (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                    There is no such provision in any indenture or agreement.

                    21.  (a)  State  the  substance  of  the  provisions  of any
                         indenture  or  agreement   with  respect  to  loans  to
                         security holders.

                            POLICY LOANS

                           A Policy Owner may borrow the net cash value of the policy. The maximum loan amount is the accumulation value as of the date of the loan request, minus:

                    a)   any existing policy loan;

                    b) interest on the amount of the loan to the end of the policy year; and

                    c) the full surrender penalty or two monthly deductions, whichever is greater.

                           If the survivor dies, we will deduct the outstanding loan from the death benefit before we pay the death benefit.

                           The loan will be secured by that portion of the accumulation value equal to the amount of the loan.

                           We  will   deduct  the  net  loan  amount  from  your
                           investment options on a pro rata basis, unless you provide us with a different allocation election in a form and manner acceptable to us, and transfer that amount to the loan account.

                    We will credit interest to the outstanding loan at a rate equal to 4%.

                           Loan Repayment

                           A Policy Owner may repay any part of an outstanding loan at any time while either joint insured is living.

                           If the Owner wants to make a loan repayment, they must inform us that the payment they send us is for that purpose. If the payment is not clearly marked as a loan repayment, we will assume it is a premium payment if it is received before the policy anniversary nearest exact age 100. When we receive a loan repayment, we will apply it to the outstanding loan. We will allocate the loan repayment to your investment options according to the Owner's current premium allocation instructions. We will allocate the loan repayment on the date we receive it. If the date we receive the repayment is not a valuation date, we will allocate the loan repayment on the next following valuation date.

                           The policy will not automatically lapse if the Owner does not repay a loan. However, the net cash value must be large enough to cover the monthly deduction due and any loan interest due that is not paid in cash.

                           If any loan interest due is not paid in cash, we will add the interest to the loan. We will deduct the loan interest from your investment options on a pro rate basis, and then transfer the loan interest to the loan account. The loan interest deduction and transfer will be effective on the policy anniversary. If the policy anniversary is not a valuation date, the loan interest deduction and transfer will be effective on the next valuation date. Any loan interest paid in cash will be applied to the loans in the order in which they were made.

                           Loan Interest Charged

                           The Owner must pay interest on the total loan balance each year in advance. The interest is due on the policy anniversary. The loan interest rate depends on the policy year during which the loan interest is due, as follows:

                    o For loan interest due during policy years 1 through 10, the loan interest rate is 4.75% (4.53% in advance).

                    o For loan interest due during policy years 11 through 20, the loan interest rate is 4.50% (4.30% in advance).

                    o For loan interest due during policy years 21 and later, the loan interest rate is 4.25% (4.07% in advance).

                    We may charge lower rates than those shown above, but we will never charge higher rates.

                           If the Owner does not pay the interest in cash when it is due, we will add the amount of the interest to the loan. We will charge interest on this amount based on the loan interest rate in effect for the policy year during which the loan interest is due. Any loan interest added to your loan will be deducted from your investment options on a pro rata basis.

                           Currently, we charge loan interest rates of 4.50% (4.30% in advance) during policy years 1 through 10; 4.25% (4.07% in advance) during policy years 11 through 20; and 4.00% (3.85% in advance) during policy years 21 and later.

                           Effect of Policy Loans

                           Policy loans will affect the accumulation value and surrender value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the sub-accounts is less than or greater than the interest credited to the portion of the policy in the fixed account that secures the loan.

                           We will deduct any outstanding policy loan from the proceeds payable when the survivor dies or from a full surrender.

                           If the outstanding policy loan exceeds the accumulation value minus surrender penalties, the policy will be in default. There is no charge imposed solely because the policy goes into default. If you do not pay the required premium within the grace period, however, the policy will terminate without value.

                           If there is an outstanding policy loan, decreases in accumulation value, including decreases due to negative investment results in the sub-account allocations, could result in default of the policy. If there is an outstanding policy loan and the Owner does not pay loan interest when due, unpaid interest will be added to your loan. If your investment gains are not sufficient, the outstanding policy loan could be greater than the net cash value, resulting in your policy entering the grace period.

                           In the event the policy lapses or is otherwise terminated while a policy loan is outstanding, the policy loan will be treated as cash received from the policy for income tax purposes. Any cash received, that is, the outstanding policy loan plus any other accumulation value less surrender penalties in excess of the policy's tax basis, should be taxable as ordinary income.

                  (b)      Furnish  a  brief  description  of any  procedure  or
                           arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                           See Item 21(a), above. No other loans are made, except under the terms of life insurance policies which may be issued by the depositor or affiliated insurance companies.

                  (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing, aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                           Not Applicable.

         22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                  You may assign a policy as collateral or make an absolute assignment. All policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in premium allocations, make transfers or to exercise other rights under the policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Administrative Office. When recorded, the assignment will take effect as of the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment was recorded. We are not responsible for determining the validity of any assignment or release.

         23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                  The depositor is insured under a broad manuscript fidelity bond program with coverage limits of $80,000,000. The lead underwriter is Capital CNA.

         24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                  PARTICIPATION AGREEMENTS. The Company and the portfolios have entered into Participation Agreements which define the terms under which the sub-accounts of Separate Account invest in the portfolios.

                  Owner

                  The joint insureds together are the owners unless another owner has been named in the application or in any supplemental agreement. The wner is entitled to exercise all rights granted under the policy while either of the joint insureds is alive. After one of the joint insureds dies, the survivor will be the sole owner of the policy if the policy was jointly owned by the insureds. If the owner is an individual other than both of the joint insureds, and dies before the joint insureds, the rights of the owner belong to the executor or administrator of the owner's estate, unless the policy provides otherwise. If the owner is a partnership, the rights belong to the partnership as it exists when a right is exercised.

                  If more than one person is named as an owner, all persons who are owners must sign each written request to exercise any right under the policy. However, if the telephone access privilege is in effect, it may be exercised by any one person who is an owner, or by your registered representative.

                  The Owner may change the owner while the survivor is alive by notifying us in a form and manner acceptable to us. The change will not be effective until we record it at our Administrative Office.

                  The Owner may assign a policy as collateral or make an absolute assignment. All policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in premium allocations, make transfers or to exercise other rights under the policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Administrative Office. When recorded, the assignment will take effect as of the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment was recorded. We are not responsible for determining the validity of any assignment or release.

                  Beneficiary

                  If the survivor dies while the policy is in force, we will pay the death benefit to the beneficiary. You select the beneficiary on the application and may change the beneficiary at a later date. If the beneficiary is a partnership, we will pay the death benefit to the partnership as it exists on the date the survivor dies.

                  To the extent allowed by law, no death benefit will be subject to the claims of the beneficiary's creditors or to any legal process against the beneficiary.

                  If any beneficiary dies before the survivor, that beneficiary's interest in the death benefit will end. If any beneficiary dies at the same time as the survivor, or within 30 days after the survivor, that beneficiary's interest in the death benefit will end if no benefits have been paid to that beneficiary. If the interests of all designated beneficiaries have ended when the survivor dies, we will pay the death benefit to you. If you are not living at that time, we will pay the death benefit to your estate.

                  You may change the beneficiary while the survivor is alive by sending us written notice. The change will not be effective until we record it at our Administrative Office. Even if the survivor is not living when we record the change, the change will take effect as of the date it was signed. However, any benefits we pay before we record the change will not be subject to the change. An irrevocable beneficiary may not be changed without the written consent of that beneficiary.

                  Incontestability of the Policy

                  Except for fraud or nonpayment of premiums, the policy will be incontestable with respect to either joint insured after it has been in force during the lifetime of that joint insured for two years from the date of issue. This provision does not apply to any rider or endorsement providing benefits specifically for disability or death by accident.

                  We must be notified of the first death if it occurs during the first two policy years. If the policy is rescinded for any contestable reason (e.g. material misrepresentation), we will be liable only for the amount of premiums paid, less any partial surrenders and any outstanding loans and loan interest due. The policy will be rescinded as of the policy date.

                  Suicide

                  If either joint insured dies by suicide, while sane or insane, within two years from the date of issue, we will be liable only for the amount of premiums paid, less any partial surrenders, surrender penalty free withdrawals, loans and loan interest due. The policy will be rescinded as of the policy date.

                  Delay of Payments

                    We may postpone any transaction involving the separate account during any period when:

                    o trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or the New York Stock Exchange is closed for days other than weekends or holidays;

                    o the Securities and Exchange Commission has allowed or ordered the suspension described above; or

                    o the Securities and Exchange Commission has determined an emergency exists such that disposal of mutual fund securities or valuation of assets is not reasonably practical.

                  Transactions involving the separate account include the following, to the extent the amounts of the transactions come from the portion of the accumulation value in the separate account:

                    o    transfers between or among sub-accounts;

                    o    transfers to or from the separate account;

                    o    loans;

                    o    partial or full surrenders; and

                    o    death benefits.

                  We may delay paying you any portion of a partial or full surrender that comes from the accumulation value of the fixed account for up to six months after we receive your written request for the surrender.

                  We may delay making a loan to you to the extent that the loan is deducted from the portion of the accumulation value in the fixed account for up to six months after we receive your written request for the loan. We will not delay any loan made to pay premiums due on the policy.

                    We may delay any payment until all premium checks have cleared.

                  Misstatement of Age or Sex. If a misstatement of either joint insured's age or sex is found before this option is exercised and the current policy's death benefit is reduced as a result, the face amount of the new policy will be based on the adjusted face amount of the current policy.

                  If a misstatement of either joint insured's age or sex is found after this option is exercised, the death benefit amount under the new policy will be subject to the Misstatement of Age or Sex provision of the new policy.

III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

         Organization and Operations of Depositor

         25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                  The Company is a stock life insurance company incorporated under the laws of the state of California in 1906.

                    26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

                           Not Applicable.

                  (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

                    See  item   13(a)(2)   regarding   payments   received  from
                    portfolios or their advisers.

                           (1)      The nature of such fee or participation.

                                    See   item   13(a)(2)   regarding   payments
                                    received from portfolios or their advisers.

                           (2)      The name of the person making payments.

                                    See   item   13(a)(2)   regarding   payments
                                    received from portfolios or their advisers.

                    (3) The nature of the services rendered in consideration for such fee or participation.

                                    See   item   13(a)(2)   regarding   payments
                                    received from portfolios or their advisers.

                           (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                                    None.

         27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                  The Company is a California life insurance company licensed to sell life insurance in the District of Columbia, Puerto Rico, Virgin Islands and Guam and all states except New York.

                  The Company offers registered variable life and annuity policies through other separate accounts registered as unit investment trusts and one, Separate Account Fund B, as a management investment company.

         Officials and Affiliated Persons of Depositor

         28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                           (i)         name and principal business address;
                           (ii)        nature of relationship or affiliation
                                        with depositor of the trust;
                           (iii)       ownership of all securities of the
                                        depositor;
                           (iv)        ownership of all securities of the trust;
                           (v)         other companies of which each person
                                        named above is presently officer,
                                       director or partner.

                           See 28(b) and 29, below.

                           (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                                       The principal occupations and business experience for the last five years of Directors and Executive Officers of the Company are as follows:

DIRECTORS AND PRINCIPAL OFFICERS OF
TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                    Patrick S. Baird***** Director of TOLIC since 1999. Director, Senior Vice President and Chief Operating Officer of PFL Life Insurance Company since 1996. Executive Vice President and Chief Operating Officer of AEGON USA since 1995. Chief Financial Officer of AEGON USA from 1992 to 1995. President and Chief Tax Officer of AEGON USA from 1984 to 1995.

                    Brenda K. Clancy***** Director of TOLIC since 1999. Senior Vice President, Corporate, of PFL Life Insurance Company since 1991. Treasurer and Chief Financial Officer of PFL Life Insurance Company since 1996.

                    James W. Dederer, CLU* Director, Executive Vice President, General Counsel and Corporate Secretary of TOLIC since 1988.

                    George A. Foegele**** Director and Senior Vice President; President and Chief Executive Officer of Transamerica Life Insurance Company of Canada.

                    Douglas C. Kolsrud***** Director of TOLIC since 1999. Director, Senior Vice President, Chief Investment Officer and Corporate Actuary, Investment Division, of PFL Life Insurance Company.

                    Richard N. Latzer*** Director, Senior Vice President and Chief Investment Officer of Transamerica Corporation since 1989. Director, President and Chief Executive Officer of Transamerica Investment Services, Inc. since 1988.

                    Karen O. MacDonald* Director, Executive Vice President and Chief Operating Officer of TOLIC since 2000. Senior Vice President and Corporate Actuary from 1992 to 1995.

                    Gary U. Rolle* Director, Executive Vice President and Chief Investment Officer of Transamerica Investment Services, Inc. since 1981.

                    Paul E. Rutledge III** Director and President, Reinsurance Division since 1998. President, Life Insurance Company of Virginia, 1991-1997.

                    Craig D. Vermie***** Director of TOLIC since 1999. Director, Vice President and General Counsel, Corporate, of PFL Life Insurance Company since 1990.

                    Ron F. Wagley, CLU* Director, President, since 2000, and Chief Agency Officer of TOLIC since 1993. Vice President of TOLIC from 1989 to 1993.

*The business address is 1150 South Olive Street, Los Angeles, California 90015. **The business address is 401 North Tryon Street, Charlotte, North Carolina 28202.
***The business address is 600 Montgomery Street, San Francisco, California
94111.
****The business address is 300 Consilium Place, Scarborough, Ontario, Canada M1H3G2.
*****The business address is 4333 Edgewood Road, N.W., Cedar Rapids, Iowa 52449.


Companies Owning Securities of Depositor

         29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of depositor.

                   The Company is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, 1150 South Olive Street, Los Angeles, which in turn is a wholly-owned subsidiary of Transamerica Corporation, 600 Montgomery Street, San Francisco, California. Transamerica Corporation is organized under the laws of the state of Delaware and is owned by AEGON N.V., a Dutch holding company.

      Controlling Persons

         30. Furnish as at latest practicable date the following information with respect to any person other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

                   None.

         Compensation of Officers of Depositor

         31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

                    (a) directly to each of the officers or partners or the depositor directly receiving the three highest amounts of remuneration;

                    None. No person received compensation for services rendered to the trust (separate account).

                   (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

                    None. No person received compensation for services rendered to the trust (separate account).

                    (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

                    None. No person received compensation for services rendered to the trust (separate account).

         Compensation of Directors

         32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

                  (a)      the aggregate direct remuneration to directors;

                           None.

                  (b)      indirectly or through subsidiaries to directors.

                           Not Applicable.

         Compensation to Employees

         33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                         Not applicable.

                    (b) Furnish the following information with respect to the renumeration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                         Not Applicable.

         Compensation to Other Persons

         34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and
                33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                Not Applicable.

         IV.    DISTRIBUTION AND REDEMPTION OF SECURITIES

         Distribution of Securities

         35. Furnish the names of the states in which sales of the trust's securities (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each state.

                (a)      Sale of the Policies has not commenced in any state.

                (b) Following the effectiveness of the Separate Account's registration statement under the Securities Act of 1933, and obtaining required approvals under state law, the Company proposes issuing the Policies in the District of Columbia, Guam, Virgin Islands, and Puerto Rico and in all states except New York.

                (c)      Not Applicable.


         36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

                         Not Applicable.

         37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

                         (1)    Name of officer, agency or body

                                None.

                         (2)    Date of denial

                                Not Applicable.

                         (3)    Brief statement of reasons given for denial

                                Not  Applicable.

                (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                         (1)    Name of officer, agency or body

                                None.

                         (2)    Date of revocation

                                Not Applicable.

                         (3)    Brief statement of reasons given for revocation

                                Not Applicable.

                    38. (a) Furnish a general description of the method of distribution of securities of the trust.

                         Transamerica Securities Sales Corporation, an affiliate of the Company, will act as principal underwriter of the Policies pursuant to a Distribution Agreement with the Company and the Separate Account. Transamerica Securities Sales Corporation is a broker-dealer and a member of the National Association of Securities Dealers, Inc. The Policies will be sold by agents of the Company who are registered representatives of affiliated and independent broker-dealers.

                (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                         The Company and Separate Account has executed a Distribution Services Agreement ("Agreement") with Transamerica Securities Sales Corporation ("TSSC"), its principal underwriter. Unless otherwise terminated, the Agreement shall continue in effect from year to year. The Agreement may be terminated by any party at any time upon giving 60 days' written notice to the other parties, and terminates automatically in the event of its assignment.

                (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications, and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                         DISTRIBUTION

                         Transamerica Securities Sales Corporation, or TSSC, acts as the principal underwriter and general distributor of the policy. TSSC is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, or NASD. TSSC was organized on February 26, 1986, under the laws of the state of Maryland. Broker-dealers sell the policies through their registered representatives who are appointed by us.

                         We pay to broker-dealers who sell the policy commissions based on a commission schedule which provides for commissions of up to 90% of premium payments made up to a level we set; 4.5% of the excess over that for premiums paid in the first year; and 4.5% of premiums paid after the first policy year. We may also provide additional compensation through bonuses.

                         To the  extent  permitted  by NASD  rules,  promotional
                         incentives   or  payments   may  also  be  provided  to
                         broker-dealers based on sales volumes, the

                         assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

                         We  intend  to  recoup   commissions  and  other  sales
                         expenses primarily, but not exclusively, through:

                    o the administrative charge;

                    o the surrender penalty; and

                    o investment earnings on amounts allocated under policies to the fixed account.

                         Commissions   paid  on  the  policy,   including  other
                         incentives or payments, are not charged to the policy owners or the separate account.

         Information Concerning Principal Underwriter

                    39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                         The principal underwriter of the Policies, Transamerica Securities Sales Corporation, was incorporated under the laws of Maryland, February 26, 1986.

                    (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.
                         (NASD).

                    The Policies will be distributed only by broker-dealers which are members of the NASD.

         40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statement filed herewith.

                         None.

                (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                    See  item   13(a)(2)   regarding   payments   received  from
                    portfolios or their advisers.

                         (1)    The nature of such fee or participation.

                                See item 13(a)(2) regarding payments received from portfolios or their advisers.

                         (2)    The name of the person making payment.

                                See item 13(a)(2) regarding payments received from portfolios or their advisers.

                    (3) The nature of the services rendered in consideration for such fee or participation.

                                See item 13(a)(2) regarding payments received from portfolios or their advisers.

                         (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                                None.

         41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                         Transamerica Securities Sales Corporation is a registered broker-dealer and a member of the NASD.
                         Transamerica Securities Sales Corporation acts as principal underwriter of variable annuity and variable life policies issued by separate accounts of the Company and affiliates Transamerica Life Insurance and Annuity Company and Transamerica Life Insurance Company of New York and also acts as distributor for Transamerica Investors, Inc. The variable policies issued by the Company are sold through registered representatives of affiliated and independent broker-dealers who are also appointed as insurance agents of the Company.

                (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                    Not Applicable. The Separate Account is not yet issuing securities.

                (c)      Furnish  the  number  of  individual  salesmen  of each
                         principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                         Not Applicable.  The Policies have not yet been issued.

         42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter (ownership of securities of the Trust).

                Not Applicable.  The Policies have not yet been issued.

         43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                Not Applicable.

         Offering Price or Acquisition Valuation of Securities of the Trust

         44. (a) Furnish the following information with respect to the method of valuation used by the trust for the purposes of determining the offering price to the public of securities issued the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

                         UNITS AND UNIT VALUES

                         Valuation of Units

                         We will use the net premiums you elect to allocate to the separate account to purchase units in the sub-accounts you have elected. All net premiums will be allocated according to the ALLOCATION OF NET PREMIUMS section.

                         The number of units purchased in a sub-account is equal to the net premium allocated to that sub-account divided by the value of the applicable unit. The value of the applicable unit will be determined on the day we receive the premium. If we receive the premium on a day that is not a valuation date, the value of the applicable unit will be determined on the next valuation date.

                         The number of units in a sub-account will remain fixed,
unless:

                    a) increased by a net premium, premium qualification credit or a transfer allocated to the sub-account;

                    b) reduced because of a partial surrender, surrender penalty free withdrawal, surrender penalty, monthly deduction, transfer or policy loan allocated to the sub-account; or

                    c)   changed by a subsequent split of a unit value.

                         Any transaction described in c) above will result in the cancellation of a number of units that are equal in value to the amount of the transaction.

                         On each valuation date, we will value the assets of each sub-account. The portion of the policy's accumulation value in a sub-account on a valuation date is equal to the number of units the policy has in that sub-account as of that valuation date multiplied by the sub-account's unit value on that valuation date.

                         Unit Values

                         The unit values for all sub-accounts except the money market sub-account were initially set at $10.00. The unit value for the money market sub-account was initially set at $1.00. The unit value for a sub-account on any subsequent valuation date is equal to:

                    {(A x B) minus C} D

                         where

                         A    is  the   number  of  shares  of  the   underlying
                              portfolio held by the sub-account at the end of the valuation date.

                         B    is the net  asset  value  (NAV)  per  share of the
                              underlying portfolio as of the end of the valuation date, plus the per share amount of any capital gains or dividend declared on that valuation date.

                         C is a charge for each day in the valuation period equal to the net assets of the sub-account multiplied by the daily mortality and expense risk factor.

                    D is the number of units outstanding as of the end of the valuation date.

                         The unit value may increase or decrease from one valuation date to the next. You bear this investment risk. We reserve the right to change the method we use to determine the unit value, subject to any required regulatory approvals.

                         If we are required to pay federal taxes on the separate account, we reserve the right to allocate a proportionate share of the reserves that we establish for such taxes to the policy. We may reflect the amounts of such reserves in the unit value calculation of the unit values.

                    (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as of the latest practicable date.

                    No Policies have been issued or offered for sale to the public.

                (c) If there is any variation in offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                         At any time, the "price" of a unit of a sub-account will be the same for all Owners. However, the charges under the Policies will not be the same for all Owners. The insurance principles of pooling and distribution of mortality risks is based upon the assumption that each Owner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Insureds because different cost of insurance rates will apply. The "price" will also vary depending upon whether the Contract is issued based on simplified underwriting criteria or, instead, is issued based on full underwriting. The "price" may also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule, the Company's underwriting standards, and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Contract.

         45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

                (a)      by whose action redemption rights were suspended;

                         Not Applicable.

                    (b) the number of days' written notice given to security holders prior to suspension of redemption rights;

                         Not Applicable.

                (c)      reason for suspension;

                         Not Applicable.

                (d)      period during which suspension was in effect.

                         Not Applicable.

                    46. (a) Furnish the following information with respect to the method of determining the redemption or partial withdrawal valuation of securities issued by the trust:

                    (1) The source of quotations used to determine the value of portfolio securities.

                                The sub-accounts invest only in shares of the portfolios. Shares of each are sold and redeemed at their net asset value as next computed after the Company's receipt of the purchase or redemption order. Each purchase or redemption is confirmed in a written statement of the number of shares purchased or redeemed and the aggregate number of shares currently held by the respective-sub-accounts. See Item 44(a).

                    (2) Whether opening, closing, bid, asked or any other price is used.

                                See 44(a) and 46(a)(1), above.

                    (3) Whether price is as of the day of sale or as of any other time.

                                See 44(a) and 46(a)(1), above.

                    (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                               Accumulation Value is the policy's total value on a specified date. The accumulation value at any time is equal to the sum of:

                    o the value of the units of the sub-accounts credited to your policy; plus

                    o    the value in the fixed account credited to your policy.

                    Cash Value is the accumulation value, minus any surrender penalty.

                    Net Cash Value is the cash value, minus any outstanding loans.

                         (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                                Units of the sub-accounts will be redeemed at net asset value. However, under the Policies, a surrender or partial redemption may be subject to surrender charges. See 13(a).

                         (6)    Whether adjustments are made for fractions.

                                No adjustments are made for fractions.

                (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as of the latest practicable date.

                    No Policies have been issued or offered for sale to the public.

                    Purchase and sale of interests in underlying securities from and to Security Holders

     47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                All purchases and redemptions of shares of the portfolios are at net asset value. The Company will redeem sufficient shares of the portfolios to pay certain life insurance proceeds, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Contract.

V.       INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48. Furnish the following information as to each trustee or custodian of the trust.

                    The Company maintains custody of all securities of the Separate Account. The Separate Account has no trustees. See
                    Item 3.

                (a)      Name and principal address:

                         Transamerica Occidental Life Insurance Company 1150 South Olive Street
                         Los Angeles, CA  90015

                (b)      Form of organization:

                         Stock life insurance company.

               (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                         Incorporated under the laws of California.

               (d)      Name of governmental supervising or examining authority.

                    California Department of Insurance.. The Company is also subject to examination by the insurance departments of each state in which it does business.

         49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

                The Company is not paid a separate fee for expenses or services rendered as custodian of the Separate Account.

                    See item 13(a) regarding discussion of fees.

                    As the Separate Account has not begun business operations, no fees have been paid.

         50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                    None. Under California law, the assets supporting Contract reserves in the Separate Account may not be charged with any liabilities arising out of any other business of the Company.

VI.      INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

               51. Furnish the following information with respect to insurance of holders of securities:

                Interests in the Separate Account are sold only to fund the Policies. Other than the Policies themselves, no insurance is sold to Owners with interests in the sub-accounts, in connection with such interests.

                (a)      The name and address of the insurance company.

                         Transamerica Occidental Life Insurance Company 1150 South Olive Street
                         Los Angeles, CA  90015

               (b) The types of policies and whether individual or group policies.

                         The Policies are flexible premium joint and last survivor variable life insurance Policies. Policies are usually individual policies but in certain states, however, we may instead issue certificates under a group contract.

                (c)      The types of risks insured and excluded.

                         The Policies are offered to joint insureds between ages 16 to 89 and under, subject to our underwriting standards. We assume the risk that the deduction made for mortality and expense risks will prove inadequate to cover actual insurance costs and expenses.

                (d)      The coverage of the policies.

                         The Policies provide insurance coverage on the lives of the Joint Insureds. The minimum death benefit is stated in each Contract. Death benefits will be reduced by any outstanding loans, any due and unpaid monthly deductions, as well as any unpaid withdrawal transaction fees, partial withdrawals, and applicable surrender charges.

               (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                         The beneficiary is named by the Owner(s) to receive the net death benefits. The interest of any beneficiary will be subject to any assignment made by the Owner. The Owner may declare a beneficiary to be revocable (changed at any time by written request) or irrevocable (may be changed only with the written consent of the irrevocable beneficiary). The interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries. If all beneficiaries die before the Insured, the death benefits will pass to the Owner or to the Owner's estate.

               (f)  The terms and manner of cancellation  and of  reinstatement.
                    See  Item   17(c)  for  the  manner  of   cancellation   and
                    reinstatement.

               (g) The method of determining the amount of premiums to be paid by holders of securities.

                         See answers to Item 13(a) for amount of charges imposed and 44(a) and 44(c) for the manner in which the payments are determined.

               (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                         We have not yet begun issuing the Policies.

                (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                         No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks. However, the Company may from time to time enter into reinsurance agreements with other insurance companies under which certain insurance risks, premium income and related expenses are assumed by such other insurance companies.

               (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                         None.

VII.     CONTRACT OF REGISTRANT

               52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                         The  investment  policy  of  each  sub-account  of  the
                         Separate   Account   is  to  invest  in  a   particular
                         portfolio.

                         We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the sub-accounts. We may redeem the shares of a portfolio and substitute shares of another registered open-end management company, if: (1) the shares of the portfolio are no longer available for investment; or (2) in our judgment further investment in the portfolio would be improper based on the purposes of the Separate Account or the affected sub-account.

                         Where the 1940 Act or other law requires, we will not substitute any shares respecting a Contract interest in a sub-account without notice to Owners and prior approval of the SEC and state insurance authorities. The Separate Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Owner's request.

                         We reserve the right to establish additional sub-accounts funded by a new portfolio or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

                         Shares of the portfolios are issued to other separate accounts of Transamerica and its affiliates that fund variable annuity policies and that fund other variable life policies ("mixed funding"). Shares of the portfolios are also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life contract and policy owners or variable annuity policy owners. Transamerica does not believe that mixed funding is currently disadvantageous to either variable life insurance contract and policy owners or variable annuity policy owners. Transamerica will monitor events to identify any material conflicts among contract and policy owners because of mixed funding. If Transamerica concludes that separate portfolios should be established for variable life and variable annuity separate accounts, or for separate variable life separate accounts, we will bear the expenses.

                         We may change the Contract to reflect a substitution or other change and will notify Owners of the change. Subject to any approvals the law may require, the
                         Separate Account or any sub-accounts may be: (1) operated as a management company under the 1940 Act;
                         (2) deregistered under the 1940 Act if registration is no longer required; or (3) combined with other sub-accounts or our other separate accounts.

                (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                         Not Applicable.

               (c) Describe the contract of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                         (1)    the grounds for elimination and substitution;

                                See 52(a), above.

                    (2) the type of securities which may be substituted for any underlying security;

                                See 52(a), above.

                         (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a contract of concentration of investment in a particular industry or group of industries;

                                Not Applicable.

                    (4)  whether  such   substituted   securities   may  be  the
                         securities of any other investment company; and

                                See 52(a), above.

                         (5) the substance of the provisions of any indenture or agreement which authorize or restrict the contract of the registrant in this regard.

                                See 52(a) above.

                (d) Furnish a description of any contract (exclusive of policies covered by paragraph (a) and (b) herein) of the trust which is deemed a matter of fundamental contract and which is elected to be treated as such.

                         None.

Regulated Investment Company

         53.    (a)      State the taxable status of the trust.

                         Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the Company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

                         See also 46(a), above.

                (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in
                         Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

                         Not Applicable.

VIII.    FINANCIAL AND STATISTICAL INFORMATION

         54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

                Not Applicable.

         55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or to the approximate date of organization of the trust.

                Not Applicable.

         56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                Not Applicable.

         57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                Not Applicable.

         58. If the trust is the issuer of periodic plan certificates furnish the following information for each installment periodic payment plan certificate outstanding as of the latest practicable date.

                Not Applicable.

         59.    Financial Statements:

                Financial Statements of the Separate Account

                Financial statements, if any, will be contained in a pre-effective amendment to the registration statement for the Contract on Form S-6 filed under the Securities Act of 1933. They are incorporated herein by reference.

                Financial Statements of the Depositor

                The Financial Statements of the Company will be contained in a pre-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant the Securities Act of 1933. They are incorporated herein by reference.

IX.      EXHIBITS

     1.    Exhibit 1

                    (1) Certified  copy of Resolutions of the Board of Directors of the Company of December 6, 1996 establishing the Transamerica Occidental Life Separate Account VUL-4. 1/

           (2)    Not Applicable.

                    (3) (a) Form of Distribution  Agreement between Transamerica
               Securities Sales Corporation and Transamerica Occidental Life Insurance Company. 1/

                    (b)  Form  of  Sales  Agreement  between  Transamerica  Life
               Companies,   Transamerica   Securities   Sales   Corporation  and
               Broker-Dealers 1/


           (4)    Not Applicable.

           (5)    Forms of Policy and Policy riders. 1/

           (6)    Organizational documents of the Company, as amended. 1/

           (7)    Not Applicable.

                    (8) Form of Participation  Agreement  between:  Transamerica
               Occidental Life Insurance Company and:

                  (a) re The Alger American Fund 1/
                   (b) re Alliance Variable Products Series Fund, Inc. 1/
                   (c) re Dreyfus Variable Investment Fund 1/
                   (d) re Janus Aspen Series 1/
                   (e) re MFS Variable Insurance Trust 1/
                   (f) re Morgan Stanley Universal Funds, Inc. 1/
                   (g) re OCC Accumulation Trust 1/
                   (h) re Transamerica Variable Insurance Fund, Inc. 1/
                  (i) re  PIMCO Variable Insurance Trust 1/

           (9)    Administrative Agreements.

           (10)   Form of Application. 1/


1. Incorporated by reference to the like-numbered exhibit of the Initial Filing to the Form S-6 Registration Statement, File No. 333-47406 (October 5, 2000).

                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940 the Depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Los Angeles, and State of California, on the 11th day of October, 2000.

(SEAL)                Transamerica Occidental Life Separate Account VUL-4
                                        (Registrant)

             By:      Transamerica Occidental Life Insurance Company
                                        (Depositor)

             By:      _______________________________________________
                      (Name)   David M. Goldstein
                     (Title)  Vice President

Attest ________________________________________________
         (Name)
         (Title)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signatures                                  Titles                                      Date
_______________________    Director and President                               October 11, 2000
Ron F. Wagley*
_______________________    Director                                             October 11, 2000
Patrick S. Baird*
_______________________    Director and Senior Vice President                   October 11, 2000
Brenda K. Clancy*
_______________________    Directors, General Counsel and Secretary             October 11, 2000
James W. Dederer*
_______________________    Director and Senior Vice President                   October 11, 2000
George A. Foegele*
_______________________    Director and Senior Vice President                   October 11, 2000
Douglas C. Kolsrud
_______________________    Director and Investment Officer                      October 11, 2000
Richard N. Latzer*
_______________________    Director, Executive Vice President                   October 11, 2000
Karen O. MacDonald*                 and Chief Operating Officer

_______________________    Director and Investment Officer                      October 11, 2000
Gary U. Rolle'*
_______________________    Director and President-Reinsurance Division          October 11, 2000
Paul E. Rutledge III*
_______________________    Director, Vice President and Counsel                 October 11, 2000
Craig D. Vermie*

__________________________________          On October 11, 2000 as Attorney-in-Fact pursuant to powers of
*By: David M. Goldstein                     attorney filed herewith.